UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Amendment No. 2)

ROTONICS MANUFACTURING INC.

(Name of the Issuer)

ROTONICS MANUFACTURING INC
SHERMAN MCKINNISS

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

778903-10-4

(CUSIP Number of Class of Securities)

SHERMAN MCKINNISS

Rotonics Manufacturing Inc.

17022 South Figueroa Street

Gardena, California  90248

(310) 538-4932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

COPIES TO:

Richard A. Peers

Marina Remennik

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California  94025

This statement is filed in connection with (check the appropriate box):

a. ☒    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐    The filing of a registration statement under the Securities Act of 1933.

c. ☐     A tender offer.

d. ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$35,256,795	$3,772.48

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):  The filing fee of $2,829.36 was calculated pursuant to Rule 0-11(c)(1) based upon the product of 8,814,199 shares of common stock of Rotonics Manufacturing Inc. outstanding as of September 27, 2006 (which figure excludes 2,938,066 shares to be delivered to Rotonics Holding Corporation by Sherman McKinniss immediately prior to the effective time of the merger) and the merger consideration of $3.00 per share (equal to $26,442,597) The resulting amount was multiplied by $107.00 per $1,000,000 of the aggregate merger consideration of $26,442,597.

☒  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,772.48

Form or Registration No.:	Schedule 14A

Filing Party:	Rotonics Manufacturing Inc.

Date Filed:	September 28, 2006 and November 6, 2006

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed by:  (1) Rotonics Manufacturing Inc., a Delaware corporation (“RMI”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; and (2) Sherman McKinniss, the Chairman and Chief Executive Officer of RMI. RMI and Sherman McKinniss are hereinafter collectively referred to as the “Filing Persons.” Pursuant to an Agreement and Plan of Merger, dated as of August 29, 2006 (the “Merger Agreement”), among Rotonics Holding Corporation, a Minnesota corporation (“Holding”), RMI Minnesota Corporation, a Delaware corporation (“MergerCo”) and RMI, MergerCo will merge with and into RMI, and RMI will remain as the surviving corporation. Immediately prior to the effective time of the merger, Sherman McKinniss will contribute 25% of the outstanding shares of RMI to Holding in exchange for 25% of the outstanding capital stock of Holding.

Upon completion of the merger, each issued and outstanding share of RMI’s common stock (other than shares of RMI’s common stock held by Holding or any of its subsidiaries immediately prior to the effective time of the merger, shares of RMI’s common stock held by RMI or any of its subsidiaries and shares held by RMI’s stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $3.00 in cash without interest.

Following completion of the merger, RMI will continue its operations as a privately held company. Upon completion of the merger, Holding will own 100% of RMI’s common stock.

Concurrently with the filing of this Schedule 13E-3, RMI is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to the definitive version of which the stockholders of RMI will be given notice of the merger and RMI’s board of directors will be soliciting proxies from the stockholders of RMI in connection with the merger.

RMI has supplied all information contained in the Preliminary Proxy Statement and this Schedule 13E-3 relating to RMI, its subsidiaries and their respective directors, officers and affiliates. Sherman McKinniss has supplied all information contained in the Preliminary Proxy Statement and this Schedule 13E-3 relating to Mr. McKinniss (other than solely in his capacity as a director and officer of RMI). As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion and amendment.

ITEM 1.                                                     SUMMARY TERM SHEET.

The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 2.                                                     SUBJECT COMPANY INFORMATION.

(a)                           Name and Address. The information contained in the section entitled “THE PARTICIPANTS” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)                           Securities. The information contained in the sections entitled “TRADING MARKETS AND MARKET PRICE” and “COMMON STOCK PURCHASE INFORMATION—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)                           Trading Market and Price. The information contained in the section entitled “TRADING MARKETS AND MARKET PRICE” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)                           Dividends. The information contained in the section entitled “TRADING MARKETS AND MARKET PRICE” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)                           Prior Public Offerings. Not applicable.

(f)                            Prior Stock Purchases. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 3.                                                     IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a)-(c)                     Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled “THE PARTICIPANTS” and “COMMON STOCK PURCHASE INFORMATION—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Preliminary Proxy Statement and in APPENDIX D, “INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF RMI”, to the Preliminary Proxy Statement is incorporated herein by reference. RMI, a Filing Person, is the subject company.

ITEM 4.                                                     TERMS OF THE TRANSACTION.

(a)(1)                       Tender Offers. Not applicable.

(a)(2)(i)                   Transaction Description. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(ii)                  Consideration. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY” and “THE MERGER AGREEMENT—TRANSFER AND PAYMENT FOR SHARES” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(iii)                 Reasons for Transaction. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER” and “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(iv)                 Vote Required for Approval. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY” and “THE SPECIAL MEETING—RECORD DATE AND VOTING INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(v)                  Differences in the Rights of Security Holders. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER” and “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(vi)                 Accounting Treatment. The information contained in the sections entitled “SUMMARY” and “SPECIAL FACTORS—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in the Preliminary Proxy Statement is incorporated herein by reference.

(a)(2)(vii)                Income Tax Consequences. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY” and “SPECIAL FACTORS—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)                           Different Terms. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER” and “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)                           Appraisal Rights. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY” and “SPECIAL FACTORS—APPRAISAL RIGHTS” in the Preliminary Proxy Statement and in APPENDIX C, “SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”, to the Preliminary Proxy Statement is incorporated herein by reference.

(e)                           Provisions for Unaffiliated Security Holders. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION—WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)                            Eligibility for Listing or Trading. Not applicable.

ITEM 5.                                                     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)                           Transactions. None.

(b), (c)                    Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER”, “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER” and “COMMON STOCK PURCHASE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)                           Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER”, “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 6.                                                     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)                           Use of Securities Acquired. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)                           Plans. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER”, “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER”, “SPECIAL FACTORS—MERGER FINANCING” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 7.                                                     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c)                     Purposes; Reasons. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR

THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER” and “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)                           Alternatives. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER” and “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)                           Effects. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER”, “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER”, “SPECIAL FACTORS—MERGER FINANCING”, “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES OF THE MERGER”, “SPECIAL FACTORS—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 8.                                                     FAIRNESS OF THE TRANSACTION.

(a), (b)                    Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER”, “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” and “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” in the Preliminary Proxy Statement and in APPENDIX B, “OPINION OF FINANCIAL ADVISOR”, to the Preliminary Proxy Statement is incorporated herein by reference.

(c)                           Approval of Security Holders. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “THE SPECIAL MEETING—RECORD DATE AND VOTING INFORMATION”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER”, “THE MERGER AGREEMENT—CONDITIONS TO COMPLETING THE MERGER” and “SPECIAL FACTORS—TERMINATION” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)                           Unaffiliated Representative. The information contained in the section entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS” and “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)                           Approval of Directors. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS” and “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)                            Other Offers. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, and “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 9.                                                     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c)                     Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled “SUMMARY”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS”, “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER”, “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the Preliminary Proxy Statement and in APPENDIX B, “OPINION OF FINANCIAL ADVISOR”, to the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 10.                                              SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)             Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled “SUMMARY” and “SPECIAL FACTORS—MERGER FINANCING” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)                           Expenses. The information contained in the sections entitled “SUMMARY”, “THE SPECIAL MEETING—EXPENSES OF PROXY SOLICITATION” and “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 11.                                              INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)                           Securities Ownership. The information contained in the section “COMMON STOCK PURCHASE INFORMATION—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)                           Securities Transactions. None.

ITEM 12.                                              THE SOLICITATION OR RECOMMENDATION.

(d)                           Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “THE SPECIAL MEETING—RECORD DATE AND VOTING INFORMATION” and “SPECIAL FACTORS—INTERESTS OF RMI’S DIRECTORS AND OFFICERS IN THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)                           Recommendations to Others. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “SUMMARY”, “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS” and “SPECIAL FACTORS—POSITION OF MR. MCKINNISS AS TO THE FAIRNESS OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 13.                                              FINANCIAL STATEMENTS.

(a)                           Financial Information. The information contained in the sections entitled “RMI’S SELECTED HISTORICAL FINANCIAL DATA” and “COMMON STOCK PURCHASE INFORMATION—WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference, including Item 8, “FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA”, of RMI’s Annual Report for the Fiscal Year ended June 30, 2006 on Form 10-K incorporated by reference to the Preliminary Proxy Statement.

(b)                           Pro Forma Information. Not applicable.

ITEM 14.                                              PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b)                    Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “SUMMARY”, “THE SPECIAL MEETING—EXPENSES OF PROXY SOLICITATION”, “SPECIAL FACTORS—BACKGROUND OF THE MERGER”, “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES OF THE MERGER” and “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” in the Preliminary Proxy Statement and in APPENDIX B, “OPINION OF FINANCIAL ADVISOR”, to the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 15.                                              ADDITIONAL INFORMATION.

(b)                           Other Material Information. The information contained in the Preliminary Proxy Statement, including all appendixes thereto, is incorporated herein by reference.

ITEM 16.                                              EXHIBITS.

(a)(1)                       Preliminary Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2006).

(a)(2)(1)                  Press Release issued by RMI dated August 29, 2006 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2006).

(a)(2)(2)                  Form of Proxy Card (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2006).

(b)                           Summary of Indicative Terms of Senior and Mezzanine Credit Facilities.

(c)(1)                       Opinion of Duff & Phelps, LLC, dated August 29, 2006 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(c)(2)†                     Duff & Phelps, LLC Presentation to the Special Committee of the Board of Directors, dated August 14, 2006.

(c)(3)                       Agreement and Plan of Merger, dated as of August 29, 2006, by and among RMI Minnesota Corporation, Rotonics Holding Corporation and Rotonics Manufacturing Inc. (incorporated herein by reference to Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(f)                            Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(g)                           Not applicable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on RMI’s and/or, where applicable, Sherman McKinniss’ current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as “anticipates”, “believes”, “thinks”, “could”, “estimates”, “expects”, “intends”, “may”, “should”, “plans”, “targets” and/or similar expressions. The Filing Persons believe it is important to communicate management’s expectations to stockholders. However, there may be events in the future that we

† Previously filed.

are not able to accurately predict or over which we have no control. Stockholders should be aware that the occurrence of the events described in this Schedule 13E-3 and in the Preliminary Proxy Statement could have a material adverse effect on RMI’s business, operating results and financial condition.

The forward-looking statements are not guarantees of future performance, events or circumstances, and actual results may differ materially from those contemplated by such forward-looking statements. In addition to the factors discussed in this Schedule 13E-3 and in the Preliminary Proxy Statement, including risks that stockholder approval and regulatory and third party clearances may not be obtained in a timely manner or at all, that an order or injunction may be imposed prohibiting or delaying the merger and that any other conditions to the merger may not be satisfied or waived, other factors that could cause actual results to differ materially are discussed elsewhere in this Schedule 13E-3 and in the Preliminary Proxy Statement, including the appendixes thereto, which is incorporated herein by reference.

Except to the extent required under the federal securities laws, the Filing Persons do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

The forward-looking statements contained in this Schedule 13E-3 are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2006

ROTONICS MANUFACTURING INC.

	By:	/s/ Sherman McKinniss
Sherman McKinniss
Chief Executive Officer and Director

	By:	/s/ Sherman McKinniss
Sherman McKinniss

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Preliminary Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2006).

(a)(2)(1)

Press Release issued by Rotonics Manufacturing Inc. dated August 29, 2006 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on August 29, 2006).

(a)(2)(2)	Form of Proxy Card (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on November 6, 2006).

(b)	Summary of Indicative Terms of Senior and Mezzanine Credit Facilities.

(c)(1)	Opinion of Duff & Phelps, LLC, dated August 29, 2006 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(c)(2)†	Duff & Phelps, LLC Presentation to the Special Committee of the Board of Directors, dated August 14, 2006.

(c)(3)

Agreement and Plan of Merger, dated as of August 29, 2006, by and among RMI Minnesota Corporation, Rotonics Holding Corporation and Rotonics Manufacturing Inc. (incorporated herein by reference to Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on September 28, 2006).

(g)	Not applicable.

† Previously filed.